

July 8, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Richard D. Dole
Chairman, President and Chief Executive Officer
Petrosearch Energy Corporation
675 Bering Drive, Suite 200
Houston, TX 77057

> **Re: Petrosearch Energy Corporation**
> **Schedule 14D-9**
> **Filed June 25, 2009**
> **File No.: 5-80669**

Dear Mr. Dole:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14D-9</u>
<u>General</u>

1. Please provide us with support to substantiate the following statements:

   - "Thus, any stockholder with shares of Common Stock not purchased in the Offer would be holding shares in an enterprise that would have *at best* an uncertain future, under *the leadership of an opportunist* whose motives are not clear." (Emphasis added)(Page 12).

- "Thus, the Purchaser has disclosed that, owing to its domination of the Board, it will be in a position to, and possibly may, cause the Company to repurchase some or all of the Purchaser's shares of Common Stock for a combination of cash and preferred stock with supervoting rights, to the end that the Purchaser will have reduced or even eliminated its cash investment in the Common Stock while maintaining total control through its preferred stock . . . ." (Page 13).

In the alternative, refrain from making these or other similar statements in future filings.

Reasons for the Board's Recommendation, page 12

2. We note your disclosure in the introductory paragraph of this section that the board considered "factors" in reaching their recommendation. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual reasons be cited to explain why a favorable recommendation is being made. Please confirm to us that the factors you cited to in your disclosure are the actual reasons the Petrosearch Board determined to recommend that shareholders reject Tiberius Capital's tender offer.

The Offer is highly conditional, creating substantial uncertainty as to whether the Purchaser would be required to consummate the Offer, page 14

3. In this section, you disclose that the bidder in the tender offer has "sole discretion" in determining whether certain of the offer conditions had been triggered. The bidder's offer to purchase document imposes a "reasonableness standard" upon which the bidder must use to determine whether an offer condition had been triggered and therefore, provides a standard against which the bidder's discretion may be judged. Please revise your document to reflect that the bidder must adhere to this reasonableness standard.

4. We note the assertion that Tiberius Capital's offer is "highly" conditional. Advise us, with a view toward disclosure, why the existence of tender offer conditions has resulted in a finding by the Petrosearch Board that the tender offer is "highly" conditional as opposed to simply "conditional." Please also explain, with a view toward disclosure, the standard used to make the assertion and compare Tiberius Capital's tender offer proposal against that standard.

5. Advise us, with a view toward disclosure, whether or not the Double Eagle merger proposal is highly conditional as well, and if not, the reasons why the

Double Eagle merger proposal is not considered equally "highly conditional."
Alternatively, revise to expressly delete the reference to Tiberius Capital's offer
conditions as being highly conditional.

Cautionary Note Regarding Forward-Looking Statements, page 17

6. We note your reference to the safe harbor provision for forward-looking
   statements contained Section 21E of the Securities Exchange Act of 1934. Note
   that the safe harbor protections for forward-looking statements contained in the
   federal securities laws do not apply to statements made in connection with a
   tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934
   and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the
   July 2001 Supplement to the Division of Corporation Finance's Manual of
   Publicly Available Telephone Interpretations. Please revise your document to
   remove this language and avoid this statement in all future communications
   relating to the tender offer.

7. We note the statement that, "Each forward-looking statement speaks only as do
   the date of the particular statement, and Petrosearch undertakes no obligation to
   publicly update or revise any forward-looking statements." This disclaimer is
   inconsistent with your obligation under Rule 14d-9(c) to amend your filing to
   reflect a material change in the information previously disclosed. Please revise
   your document to remove this language and avoid this statement in all future
   communications.

*   *   *

As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amended filing to expedite our review.
Please furnish a cover letter with your amended filing that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
material information to investors. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Richard D. Dole
Petrosearch Energy Corporation
July 8, 2009
Page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

VIA FACSIMILE (713) 236-0822
cc: James L. Rice, III, Esq.
         Akin Gump Strauss Hauer & Feld, LLP